777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

Phone: (203) 681-3600

www.fifthstreetfinance.com

January 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Stephanie L. Sullivan

Re:	Fifth Street Asset Management Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 18, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 21, 2016
Form 8-K
Filed November 21, 2016
File No. 001-36701

Dear Ms. Sullivan:

As our team begins the preparation of the disclosures of Fifth Street Asset Management Inc. (“FSAM”) for the fiscal year ended December 31, 2016, we thought it would be helpful to provide the staff of the Securities and Exchange Commission with certain supplemental information regarding the information we provided in our letter to Ms. Sullivan dated December 8, 2016. References throughout this letter to “we,” “us,” “our” and “the Company” are to FSAM.

We supplement our response to comment 6 to note that in our audited financial statements for the fiscal year ended December 31, 2016 and financial statements prepared thereafter (if they continue to be identical in future periods) we intend to add disclosure that “Other comprehensive income” is identical to “Net income” so as to avoid the prospect of potential confusion by investors.

In addition, we supplement our response to comment 7 to note that in our audited financial statements for the fiscal year ended December 31, 2016 and financial statements prepared thereafter we intend to eliminate the statement that “The Company cannot provide assurance, however, that these expenses will ultimately be reimbursed in whole, or at all.” from Note 9 to the consolidated financial statements.

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We look forward to discussing with you any additional questions you may have regarding our filings. Please do not hesitate to call me at (203) 681-3665.

Sincerely,

/s/ Alexander C. Frank

Alexander C. Frank
Chief Operating Officer and Chief Financial Officer

cc:         Yolanda Trotter, Staff Accountant, U.S. Securities and Exchange Commission

Robert Klein, Staff Accountant, U.S. Securities and Exchange Commission

William Tuttle, Dechert LLP